Exhibit (a)(2)

September 3, 2010

To Our Stockholders:

As previously announced, ICx Technologies, Inc. (“ICx”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FLIR Systems, Inc. (“FLIR”) and Indicator Merger Sub, Inc., a wholly owned subsidiary of FLIR (“Purchaser”).

Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer for all of the outstanding shares of common stock of ICx at a cash purchase price of $7.55 per share, without interest and subject to any applicable withholding taxes. Accompanying this letter is (i) a copy of ICx’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated September 3, 2010, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on October 1, 2010 unless extended in accordance with the terms of the Merger Agreement and applicable law.

If successful, the tender offer will be followed by the merger of Purchaser into ICx. In this merger, all shares of common stock, other than those owned by ICx, FLIR or Purchaser and shares for which appraisal rights are perfected under Delaware law, will be converted into the right to receive the same cash payment as in the tender offer, which is $7.55 net per share in cash, without interest and subject to any applicable withholding taxes.

The Board of Directors of ICx has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable, fair to and in the best interests of ICx’s stockholders and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. ACCORDINGLY, THE BOARD OF DIRECTORS OF ICX UNANIMOUSLY RECOMMENDS THAT ICX STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER AND, IF REQUIRED BY DELAWARE LAW, VOTE THEIR SHARES IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT IN ACCORDANCE WITH THE APPLICABLE PROVISIONS OF DELAWARE LAW.

In arriving at its recommendations, ICx’s Board of Directors gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9 that ICx has filed with the Securities and Exchange Commission. These factors include the opinion, dated August 15, 2010, of Stone Key Partners LLC and the Stone Key securities division of Hudson Partners Securities LLC (together, “Stone Key”), the financial advisor retained by the Board of Directors of ICx, to the effect that, as of the date of the opinion, the cash consideration to be received by the stockholders in the tender offer and the merger is fair, from a financial point of view, to such stockholders. The full text of the Stone Key opinion is attached as Annex A to the Schedule 14D-9.

The management and directors of ICx thank you for the support you have given ICx and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours,
Colin J. Cumming
President and Chief Executive Officer